Exhibit 99.1

NICE Announces Interactions Live 2021, The World’s Biggest CX Customer Conference of the Year, Featuring Tom Brady and Hosted by James Corden

Leading visionaries and analysts will provide strategic insights on infusing AI and digital fluency to drive CX agility, ensuring success in a constantly changing digital reality

Hoboken, N.J., May 6, 2021 – NICE (Nasdaq: NICE) today announced Interactions Live, the world’s biggest customer experience-focused virtual event of the year. To be held on May 25-26, this next-gen event will provide best practices from leading brands and top marketing analysts to empower success in today’s constantly changing, digital reality. Event participants will learn how to create extraordinary customer and employee experiences using embedded AI everywhere and full digital fluency combined with driving CX agility across the organization. The event offers a wealth of informative sessions, interactive demos, live video chats with NICE experts, exciting keynote speakers and entertaining performing artists, showcasing content to suit every role and interest. Click here to learn more or register for the event.

Joining Interactions Live as keynote speaker is Tom Brady, seven-time Super Bowl champion and one of the most accomplished athletes of the past two decades. With 17 Division Titles and ten Super Bowl appearances, Brady’s accolades have inspired a generation of young athletes to pursue their greatest potential. Brady has won six Super Bowl titles with the New England Patriots, as well as one with the Tampa Bay Buccaneers – more than any other quarterback in NFL history. Throughout his unprecedented football career and particularly in the past year, Brady has shattered numerous NFL records. These include being the first player in NFL history to accumulate 80,000 total yards, holding the most game wins of any quarterback as well as the most consecutive division titles – eleven – and having the most career touchdown passes of any player in history. Over three decades of his career, Brady has led his team to seven Super Bowl victories and was named Most Valuable Player (MVP) five times. He holds 54 NFL records including for passing yards, touchdowns, completions, and attempts and was named an all-pro three times.

James Corden is an Emmy Award winning host, writer, and producer; a Golden Globe nominated and Tony and Emmy Award winning actor as well as a multiple BAFTA Award winner. Corden hosts THE LATE LATE SHOW on CBS, which has set YouTube records with over 3 billion views. As an actor, he starred in Ryan Murphy’s THE PROM opposite Meryl Streep and was nominated for a Golden Globe Award. Corden is well known for co-creating, co-writing and starring in the acclaimed series GAVIN AND STACEY for which he won multiple BAFTA TV Awards. On stage, he starred in ONE MAN, TWO GUVNORS at The National Theatre and on Broadway, winning the Tony Award.

Gartner, McGee Smith, Forrester, DMG Consulting, Aberdeen, Everest Group and Saddletree Research will take center stage to discuss industry trends and offer guidance on maintaining CX excellence in dynamically shifting business environments. Visionary executives from leading organizations will also share best practices on how they innovated by leveraging the cloud, engaged and empowered the at-home workforce and tapped into real-time data insights to shape exceptional experiences for customers and employees.

A rich agenda packed with transformative ideas, strategies and insights in over 60 best practice sessions across 12 tracks will inspire CX professionals at every level to help ensure CX agility in their business. Attendees can join illuminating best practice sessions, engage with various subject matter experts, see live demos of cutting-edge innovations and be motivated by speakers from world-leading companies and visionary leaders from prominent organizations.

Barak Eilam, CEO, NICE, “In today’s post virtual decade, consumers expect continuously improving service experiences, fluent conversations across channels and personalized experiences. Interactions Live will encapsulate strategies that transform businesses to provide the gold standard of service that has come to be expected and deliver next-gen experiences conducive to brand loyalty. Bringing together some of the world’s leading visionaries and technology experts, we look forward to presenting the path to digital fluency, up-leveling to smarter service with every interaction and creating hyper-personalized experiences at Interactions Live.”

For more information or to register to Interactions Live, click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.